UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  August 14, 2014

Auxilium Pharmaceuticals, Inc.

(Exact Name of Registrant Specified in Charter)

Delaware	000-50855	23-3016883
(State or Other	(Commission File	(I.R.S. Employer
Jurisdiction of	Number)	Identification No.)
Incorporation)

640 Lee Road
Chesterbrook, PA	19087
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 321-5900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                           Entry into a Material Definitive Agreement.

As previously reported on the Current Report on Form 8-K filed by Auxilium Pharmaceuticals, Inc. (“Auxilium” or the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2013, the Company and its existing domestic subsidiaries entered into a Credit Agreement and related security and other agreements on April 26, 2013 with Morgan Stanley Senior Funding, Inc., as administrative agent (“Agent”) providing for a $225,000,000 senior secured term loan (the “Term Loan”), an amendment thereto, as previously reported on the Current Report on Form 8-K filed by the Company with the SEC on June 13, 2013 and the addition of an incremental facility in the principal amount of $50,000,000, as previously reported on the Current Report on Form 8-K filed by the Company with the SEC on September 19, 2013 (as amended through the date hereof, the “Credit Agreement”).  As previously reported on the Current Report on Form 8-K filed by the Company with the SEC on June 26, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, QLT Inc., a British Columbia corporation (“QLT”), QLT Holding Corp., a Delaware corporation and a wholly owned subsidiary of QLT (“Holdco”), and QLT Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdco (“AcquireCo”), whereby AcquireCo will be merged with and into Auxilium (the “Merger”) and with Auxilium continuing as the surviving corporation as an indirect wholly owned subsidiary of QLT.  At the closing of the Merger, Auxilium’s stock will be de-listed from the Nasdaq National Market and each share of Auxilium common stock will be converted into the right to receive 3.1359 QLT common shares.

The closing of the Merger would be a “change of control,” as defined in the Credit Agreement, and is prohibited by the terms of the Credit Agreement.  In addition, the de-listing of Auxilium’s common stock is prohibited by the terms of the Credit Agreement.

On August 14, 2014, the Company and its existing domestic subsidiaries entered into the Third Amendment Agreement (the “Amendment Agreement”) with the Agent and lenders holding more than 50% of the loans under the Credit Agreement (“Required Lenders”) pursuant to and under the Credit Agreement providing for, upon the satisfaction of the conditions precedent set forth therein, certain amendments and modifications to the Credit Agreement to:

•                  permit the closing of the Merger and delisting of Auxilium’s common stock without such transactions being deemed an event of default under the Credit Agreement;

•                  join QLT and certain of its subsidiaries as parties to the Credit Agreement and the other loan documents contemplated thereunder;

•                  increase the LIBOR rate margin to 6.75% and the base rate margin to 5.75%, subject to downward adjustment contingent upon corporate ratings;

•                  add a first lien net leverage ratio financial maintenance covenant, tested on a quarterly basis.  The first lien net secured leverage ratio for each of the following quarters may not be greater than the numbers described herein:  for the fiscal quarter ending March 31, 2015, no greater than 3.75:1.00; for the fiscal quarters ending June 30, 2015 and September 30, 2015, no greater than 3.25:1.00 and for the fiscal quarter ending December 31, 2015 and each fiscal quarter thereafter, 3.00:1.00; and

•                  require the payment of a premium of 1% of any principal repaid on or prior to the second anniversary of the effectiveness of the Amendment Agreement.

The conditions to effectiveness of the Amendment Agreement include, among other things:

•                  the consummation of the transactions contemplated by the Merger Agreement;

•                  delivery of customary opinions and corporate documentation;

•                  receipt by the Agent of documentation joining QLT and certain of its subsidiaries to the Credit Agreement; and

•                  receipt by the Agent of a fee in an amount equal to 0.50% of the Term Loans of each lender that has executed and delivered a signature page to the Amendment Agreement by 5 PM EST on August 14, 2014.

The Amendment Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.  The foregoing description of the Amendment Agreement is qualified in its entirety by reference to the full text of the Amendment Agreement.  All readers are encouraged to read the entire text of the Amendment Agreement and Credit Agreement.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the Merger, QLT filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Auxilium and QLT that also constitutes a preliminary prospectus of QLT (the “Form S-4”). The Form S-4 has not yet been declared effective by the SEC and is not complete and will be further amended. Auxilium and QLT plan to mail the definitive joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the Form S-4, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors—SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and applicable Canadian securities regulators by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators when they become available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

To the extent any statements are made in this document that are not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”,  “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements herein that contain forward-looking statements are qualified by these cautionary statements.  Although Auxilium believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders and government or regulatory agencies (including the terms of such approvals) for the closing of the Merger; the risk that a condition to closing of the Merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed Merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; the ability of Auxilium and QLT to obtain amendments to certain hedging transactions in connection with the transaction, and if the transaction is consummated, the adequacy of the capital resources of the combined company; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase the combined company’s or Auxilium’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in the combined company being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what each of the companies expect; the outcome of litigation brought in connection with the merger; and other risk factors relating to the biopharmaceutical and medical device industries, or the business and operations of either of Auxilium or QLT as detailed from time to time in each of Auxilium’s and QLT’s reports filed with the SEC and, in QLT’s case, the applicable Canadian securities regulators.  There can be no assurance that the proposed Merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of the Form S-4, as well as under Item 1.A. in each of Auxilium’s and QLT’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013, and Item 1.A in each of Auxilium’s and QLT’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.  Auxilium cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Auxilium and QLT, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Auxilium does not undertake any obligation to update or revise any forward-looking statement, except as may be required by law.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits.

10.1                        Third Amendment Agreement to Credit Agreement dated August 14, 2014, by and among Auxilium Pharmaceuticals, Inc., as borrower, and its existing domestic subsidiaries, as guarantors, the certain lenders party thereto constituting Required Lenders under and as defined in the Credit Agreement and Morgan Stanley Senior Funding, Inc. as administrative agent, and as sole lead arranger and bookrunner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

AUXILIUM PHARMACEUTICALS, INC.

Date: August 18, 2014	By:	/s/ Andrew I. Koven
	Name:	Andrew I. Koven
	Title:	Chief Administrative Officer and General Counsel

EXHIBIT INDEX

10.1                        Third Amendment Agreement to Credit Agreement dated August 14, 2014, by and among Auxilium Pharmaceuticals, Inc., as borrower, and its existing domestic subsidiaries, as guarantors, the certain lenders party thereto constituting Required Lenders under and as defined in the Credit Agreement and Morgan Stanley Senior Funding, Inc. as administrative agent, and as sole lead arranger and bookrunner